Exhibit 1.02
Raven Industries, Inc.
Conflict Minerals Report for Calendar Year 2013
This is the Conflict Minerals Report of Raven Industries, Inc. (the Company or Raven) for Calendar Year 2013. This Report is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Securities and Exchange Commission (SEC) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

1.	Summary of Business.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, energy, construction and military/aerospace markets.

2.	Business Segments.
The Company has three divisions: Applied Technology Division (Applied Technology), Engineered Films Division (Engineered Films), and Aerostar Division (Aerostar). These descriptions apply to the Company’s business operations during Calendar Year 2013 and are more fully made in the Company’s other filings with the SEC.

a.	Applied Technology.
Applied Technology designs, manufactures, sells and services innovative precision agriculture products and information management tools that help growers reduce costs and improve farm yields around the world. These products include field computers, application controls, GPS-guidance and assisted-steering systems, automatic boom controls, yield monitoring planter controls, seeder and harvest controls, an integrated real-time kinematic (RTK) navigation and information management platform, and motor controls.

b.	Engineered Films.
Engineered Films produces high-performance plastic films and sheeting for industrial, energy, construction, geomembrane and agricultural applications.

c.	Aerostar.
Aerostar’s products include high-altitude balloons, tethered aerostats, and radar processing systems. Aerostar also produces products as a contract manufacturing service provider. These include military parachutes, uniforms and protective wear as well as being a total solutions provider of electronics manufacturing services.

3.	Applicability of Rule 13P-1 and Reasonable Country of Origin Inquiry (RCOI).
The Company manufactures and contracts to manufacture products. Conflict minerals, which include tin, tantalum, tungsten, and gold (3TG), are necessary to the functionality and production of some of the Company’s products - notably those produced by the Applied Technology and Aerostar Divisions. The Company does not believe conflict minerals are necessary to the functionality and production of Engineered Films products.
For those products that do contain conflict minerals, the Company is downstream in the mineral supply chain - it does not source conflict minerals directly from smelters but rather purchases materials, parts, and components from other suppliers. As a result and as further described below, the Company cannot currently reasonably establish that these conflict minerals come from scrap or are recycled, nor can the Company currently conclude that the conflict minerals used in its products do not originate in the Democratic Republic of Congo or an adjoining country.

4.	Supply Chain Due Diligence.
As previously noted, the Company does not source conflict minerals directly from smelters. As a result, Raven must rely primarily on its first tier suppliers to determine the source of any conflict minerals supplied to the Company. In many cases those first tier suppliers in turn rely on information provided by companies further upstream in the supply chain.
Pursuant to the Rule, the Company has undertaken efforts to determine the source and chain of custody of conflict minerals contained in its Products. The Company assembled a cross-disciplinary team, conducted a risk assessment, and formulated a strategy to engage its supply chain. The Company’s risk assessment determined that conflict mineral supply chain risk was greatest for products manufactured by the Applied Technology and Aerostar Divisions. As a result, due diligence efforts focused on the supply chains of these two divisions.

The Company sent formal conflict minerals inquiries to Applied Technology and Aerostar suppliers. Based on the responses to these surveys, the Company cannot at present accurately determine the origin of conflict minerals in its Applied Technology and Aerostar products.
Due to the diversity of Raven’s products, the Company’s position downstream in the supply chain, and the complexity of the supply chain it may take some time for many of our suppliers to determine the conflict materials in their products.

5.	Additional Information Related to Due Diligence.
In addition to surveying its supply chain - which included formation of a cross disciplinary team, a risk assessment, and a supplier survey, the Company has developed and implemented a conflict minerals policy. The Company’s policy commits Raven to complying with the Rule and to working with suppliers to increase transparency in the supply chain. Violations of the policy are to be reported anonymously or to the General Counsel of the Company. The Company may reassess future business with suppliers who are unwilling to cooperate in the due diligence process.
The Company’s Board of Directors and the Audit Committee of the Board of Directors are periodically updated on conflict minerals compliance efforts.

6.	Independent Private Sector Audit.
The Company is not currently required to conduct an independent private sector audit as described by Rule 13p-1.

7.	Planned Actions.
As previously noted, the Company faces challenges identifying the source of conflict minerals necessary to the functionality and production of its products and must rely on information provided by suppliers. In order to improve supply chain transparency and continue to comply with the Rule, the Company intends to:

a.	Convert supply-chain surveys to the EICC/GeSI Conflict Minerals Reporting template.

b.	Increase the rate of response to supply-chain surveys by increasing engagement with key suppliers and broader industry initiatives.

c.	Continue to evaluate software solutions that provide conflict minerals information by individual part number or by a Bill of Materials.